NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

Via EDGAR

April 25, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nature Wood Group Limited (the “Company”)

Amendment No. 4 to Draft Registration Statement on Form F-1

Submitted April 7, 2023

CIK No. 0001948294

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated April 20, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are publicly filing a revised Registration Statement via EDGAR (the “F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Draft Registration Statement filed April 7, 2023

Regulatory Permission, page 5

1.	We note that the CSRC recently published Trial Administrative Measures (“Trial Measures”) that impose certain filing requirements for direct and indirect overseas listings and offerings. We also note your disclosure that based on your analysis, these Trial Measures regulations do not apply to this transaction. Please revise your disclosure throughout your registration statement, including the Risk Factors section, to include the consequences for non-compliance in the event that PRC government deems your transaction to be subject to Trial Measures regulations.

Response: We respectfully advise the Staff that we have revised pages 5 and page 85 of the F-1 to include disclosure relating to the consequences for non-compliance in the event that the PRC government deems this transaction to be subject to Trial Measures regulations.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Hok Pan Se
Nature Wood Group Limited
Director
Encl.